SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 16 June 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Holding(s) in Company dated 30 May 2017
99.2	Director/PDMR Shareholding dated 30 May 2017
99.3	Total Voting Rights dated 01 June 2017
99.4	Director/PDMR Shareholding dated 16 June 2017
99.5	Director/PDMR Shareholding dated 16 June 2017

Exhibit No: 99.1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	InterContinental Hotels Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights		X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation:	Fiera Capital Corporation
4. Full name of shareholder(s) (if different from 3.):	PORTFOLIO	HOLDINGS
	BNPP IP BELGIUM - G.A. FUND	57372
	OIL INVESTMENT CORP OICL	247255
	193 NBC EUROPEAN EQUITY FUND	20042
	CR BNC FONDS PRINCIPAL US	191559
	COAST CONSERVATION ENDOW	7881
	FONDS FIERA ACTIONS	111446
	FIERA INTERNATIONAL EQUITY	370323
	837 FDS DIV EQUILIBRE INTL	43157
	867 ACTIONS MONDIALES BNC	35591823
	838 FDS DIV. CROISSANCE BNC	25069
	FONDS ACTIONS	19967
	FONDS DE PLACEMENT DU	23037
	SEI INVESTMENTS MANAGEMENT	53150
	DUFF & PHELPS (LUXEMBOURG)	13764
	FIERA CAP GLOBAL EQUITY FUND	100758
	LEGACY PRIVATE TRUST (TRUST)	5936
	FONDS FIERA ACTIONS	230349

	CHICAGO LABORERS' AND	33123
	MICROSOFT RUSSELL	168528
	RUSSELL INVESTMENT	245570
	RIC IV PLC RUSSELL ALPHA	8591
	RIL STICHTING	108900
	RIL ALGEMEEN PENSIOENFONDS	12135
	RIC V RUSSELL GSEO FUND	28105
	RIM NATIONAL PENSION SCHEME	32228
	RUSSELL WORLD EQUITY FUND	43519
	RUSSELL (RCCF AND RIC) -	366843
	HUNTINGTON INGALLS	114686
	FIERA GLOBAL EQUITY FUND	1108778
	FONDS FIERA SCEPTRE	137928
	FIERA CAPITAL INTERNATIONAL	6225
	TENNESSEE CONSOLIDATED	553590
	PUBLIC EMPLOYEE RETIREMENT	198967
	AON HEWITT CIT - FIERA	80171
	MARSHFIELD CLINIC SALARY	50602
	CAISSE DE RETRAITE	202587
	FIDUCIE GLOBALE DU R.B.A.	25335
	LONDON LIFE BALANCED FUND	14766
	CAISSE PRIVE	176677
	GOLDMAN SACHS NON-US EQUITY	97547
	GOLDMAN SACHS NON-US EQUITY	20918
	GOLDMAN SACHS NON-US EQUITY	49735
	FIERA GLOBAL EQUITY FUND -	104276
	INTERNATIONAL EQUITY	160639
	GLOBAL EQUITY LONG-ONLY	372337
	FIERA ASSET MANAGEMENT USA	475649
	FIERA CAPITAL GLOBAL EQUITY	251
	GB DEFENSIVE	12174
	LORTRON HOLDING CORPORATION	18574
	TOTAL	6 906 937
5. Date of the transaction and date on which the threshold is crossed or reached:	May 22, 2017
6. Date on which issuer notified:	May 26, 2017
7. Threshold(s) that is/are crossed or reached:	Voting rights attached to shares holding for Fiera Capital Corporation. has gone above 3%

8. Notified details:
A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE		Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares		Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary shares GB00BD8QVH41		N/A			6,906,937		3.64%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to		% of voting rights
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
6,906,937			3.64%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Fiera Capital Corporation, a duly register portfolio manager registered in all the provinces and territories of Canada, acts as investment adviser and has investment discretion and/or control for all the shareholders listed in box 4 above.

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A
14. Contact name:	Nicolette Henfrey Deputy Company Secretary & Head of Corporate Legal InterContinental Hotels Group PLC
15. Contact telephone number:	01895 512 000

Exhibit No: 99.2

InterContinental Hotels Group PLC

Transaction Notification

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Eric Pearson
2	Reason for the notification
a)	Position/status	Executive Vice President and Chief Information Officer
b)	Initial notification /Amendment	Initital
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £43.27	14,063
d)	Aggregated information - Aggregated volume - Price - Aggregated total	14,063 GBP £43.27 GBP £608,506.01
e)	Date of the transaction	2017-05-25
f)	Place of the transaction	XLON

Exhibit No: 99.3

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 May 2017, its issued share capital consists of 197,597,610 ordinary shares of 19 17/21 pence each with each share carrying the right to one vote. 7,607,430 ordinary shares are held in treasury. The total number of voting rights in the Company is 189,990,180.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
SVP, Deputy Company Secretary & Head of Corporate Legal

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

Exhibit No: 99.4

InterContinental Hotels Group PLC

Notification of Transaction by Director, Person Discharging Managerial Responsibilities or Person Closely Associated

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Richard Solomons
2	Reason for the notification
a)	Position/status	Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £44.126768	31,000
d)	Aggregated information - Aggregated volume - Price	31,000 GBP £44.126768 GBP £1,367,929.81
e)	Date of the transaction	2017-06-14
f)	Place of the transaction	XLON

Exhibit No: 99.5

InterContinental Hotels Group PLC

Notification of Transaction by Director, Person Discharging Managerial Responsibilities or Person Closely Associated

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Karin Solomons
2	Reason for the notification
a)	Position/status	PCA of Richard Solomons, Chief Executive Officer
b)	Initial notification /Amendment	Initial
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	InterContinental Hotels Group PLC
b)	LEI	2138007ZFQYRUSLU3J98
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares GB00BD8QVH41
b)	Nature of the transaction	Disposal
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP £44.126768	86,000
d)	Aggregated information - Aggregated volume - Price	86,000 GBP £44.126768 GBP £3,794,902.05
e)	Date of the transaction	2017-06-14
f)	Place of the transaction	XLON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	16 June 2017